

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

<u>Via Facsimile</u>
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

> **Re:** **Pretoria Resources Two, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-52901**

Dear Ms. Carroll:

We issued comments to you on the above captioned filing on May 19, 2011. In addition, the Division of Corporation Finance's Office of the Chief Accountant has considered your waiver request and has responded to you in a separate letter dated November 4, 2011. As of the date of this letter, you have not amended the financial statements included in this filing. We expect you to file an amended Form 10-K by December 13, 2011 or advise us when you will be able to do so.

If you do not respond by December 13, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

<u>Via Facsimile</u>

cc: William P. Ruffa, Esq.